UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

Solicitation/Recommendation Statement

Under Section 14(d)(4) of the Securities Exchange Act of 1934

(Amendment No. 3)

IRIS INTERNATIONAL, INC.

(Name of Subject Company)

IRIS INTERNATIONAL, INC.

(Name of Person Filing Statement)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

46270W105

(CUSIP Number of Class of Securities)

Ceśar García

Chief Executive Officer

IRIS International, Inc.

9158 Eton Avenue

Chatsworth, California 91311

(818) 709-1244

(Name, address and telephone number of person authorized to receive

Notices and communications on behalf of the person filing statement)

With copies to:

John McIlvery, Esq.

Stubbs Alderton & Markiles, LLP

15260 Ventura Boulevard, 20th Floor

Sherman Oaks, California 91403

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 3 (the “Amendment”) amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 of IRIS International, Inc. (“IRIS” or the “Company”) filed with the Securities and Exchange Commission (the “SEC”) on September 24, 2012 (as amended and supplemented, the “Schedule 14D-9”). This Schedule 14D-9 relates to the tender offer by Daphne Acquisition Corporation, a Delaware corporation (“Purchaser”) and wholly-owned indirect subsidiary of Danaher Corporation, a Delaware corporation (“Danaher”), pursuant to which Purchaser has offered to purchase all of the outstanding Shares at a price of $19.50 per Share, net to the seller in cash, without interest and less any applicable withholding taxes, upon the terms and conditions set forth in the Offer to Purchase dated September 20, 2012 (the “Offer to Purchase”) and the related Letter of Transmittal (the “Letter of Transmittal” and together with the Offer to Purchase, as each may be amended or supplemented from time to time, constitute the “Offer”). The Offer is described in a Tender Offer Statement on Schedule TO filed by Danaher and Purchaser with the SEC on September 20, 2012. The Offer to Purchase and the Letter of Transmittal were filed with the Schedule 14D-9 as Exhibits (a)(1)(A) and (a)(1)(B), respectively.

Except as otherwise set forth below, the information set forth in the Schedule 14D-9 remains unchanged and is incorporated by reference as relevant to the items in this Amendment. Capitalized terms used and not defined herein shall have the meanings assigned to such terms in the Schedule 14D-9. This Amendment is being filed to reflect certain updates as disclosed below.

Item 2.	Identity and Background of Filing Person

The subsection “Tender Offer” of Item 2 of the Schedule 14D-9 is hereby amended and supplemented by adding the following after the fourth paragraph of such subsection:

“On October 17, 2012, Danaher and Purchaser extended the expiration of the Offer until 12:00 midnight, New York City time, on Monday, October 29, 2012, unless further extended.”

Item 4.	The Solicitation or Recommendation.

The subsection “Background of the Offer” of Item 4 of the Schedule 14D-9 is hereby amended and supplemented by replacing the second paragraph with the following:

“In early 2011, the Board of Directors determined that it was in IRIS’s best interests to retain a financial advisor to assist the Board in connection with any potential unsolicited acquisition proposals and as a result of stockholder activism that might occur. In April 2011, IRIS retained Citigroup Global Markets Inc. (“Citi”) based upon several factors, including Citi’s experience in mergers and acquisitions, its knowledge of the industry in which IRIS operates, and the fact that IRIS previously had worked with certain of the professionals at Citi who would be involved in the engagement. IRIS did not consider the engagement of any other financial advisory firm.”

The subsection “Background of the Offer” of Item 4 of the Schedule 14D-9 is hereby amended and supplemented by replacing the first sentence of the third paragraph with the following:

“In April 2011, César M. García, the President, Chief Executive Officer and Chairman of the Board of IRIS, was contacted by an investment bank representing a strategic company (referred to herein as “Company A”) with which IRIS had other business relationships and that was interested in exploring a possible acquisition of IRIS.”

The subsection “Background of the Offer” of Item 4 of the Schedule 14D-9 is hereby amended and supplemented by replacing the second sentence of the sixth paragraph with the following:

“From June 2011 through November 2011, Mr. García and other members of IRIS’s management team met with representatives of this company to discuss potential strategic initiatives, including distribution of IRIS’s products in certain countries, potential collaboration to develop new products and a possible sale of IRIS.”

The subsection “Background of the Offer” of Item 4 of the Schedule 14D-9 is hereby amended and supplemented by inserting the following sentence after the fifth sentence of the tenth paragraph:

“The Board believed that as a result of losses at Arista Molecular and delays in 510(k) clearance for NADiA ProsVue, further negotiations with Company A prior to these issues being successfully resolved likely would not result in a price that IRIS’s Board would find acceptable.”

The subsection “Background of the Offer” of Item 4 of the Schedule 14D-9 is hereby amended and supplemented by inserting the following sentence after the second sentence of the nineteenth paragraph:

“This was the first meeting between IRIS and Danaher to discuss a potential sale of IRIS or other business development initiatives between the two companies.”

The subsection “Background of the Offer” of Item 4 of the Schedule 14D-9 is hereby amended and supplemented by inserting the following after the last sentence of the thirtieth paragraph:

“The additional information included product description, market analysis and stage of development of IRIS’s product pipeline, which was provided to demonstrate the value of IRIS’s new product initiatives.”

The subsection “Background of the Offer” of Item 4 of the Schedule 14D-9 is hereby amended and supplemented by inserting the following after the last sentence of the thirty-second paragraph:

“Mr. García did not inform Company A that IRIS was in discussions with other potential buyers.”

The subsection “Background of the Offer” of Item 4 of the Schedule 14D-9 is hereby amended and supplemented by replacing the second sentence of the fortieth paragraph with the following:

“The Board of Directors concurred with the Strategic Advisory Committee, concluding that the proposals did not adequately value IRIS’s core business and Personalized Medicine division with its recently cleared NADiA ProsVue product, as well as products under development, including its 3GEMS urinalysis and 3GEMS hematology analyzers. Consequently, the Board concluded that the per share price ranges proposed by Danaher and Company A did not reflect sufficient value for all of IRIS’s operations.”

The subsection “Background of the Offer” of Item 4 of the Schedule 14D-9 is hereby amended and supplemented by inserting the following after the last sentence of the forty-eighth paragraph:

“The additional information that IRIS provided was about its product development pipeline regarding its 3GEMS Hematology program and further details regarding its NADiA product pipeline.”

The subsection “Certain Financial Projections” of Item 4 of the Schedule 14D-9 is hereby amended and restated as follows:

“Certain Financial Projections

IRIS does not, as a matter of course, publicly disclose long-term forecasts or internal projections as to future performance or results of operations due to the inherent unpredictability of the underlying assumptions and projections. Management does prepare and update periodically long-range financial projections for use by management and the Board in evaluating IRIS’s operations and strategic alternatives. In July 2012, management updated its long-range financial projections for the fiscal years 2012 through 2020 (referred to herein as the “Long-Range Plan”). A summary of the Long-Range Plan, and other projections derived from the Long-Range Plan (referred to herein as the “Base Case Projections”) prepared in connection with the evaluation of the Transactions and the Offer Price in comparison to IRIS’s strategic alternatives, were provided to the Board in July 2012. The Base Case Projections also were provided to IRIS’s financial advisor for use in connection with its financial analyses and opinion described under “Item 4. The Solicitation or Recommendation – Opinion of the Company’s Financial Advisor.”

The summary of the financial projections set forth below is included solely to give IRIS’s stockholders access to a selection of the financial projections that were developed by IRIS’s management, portions of which were considered by IRIS’s Board of Directors, and is not included in this Schedule 14D-9 in order to influence any stockholder of IRIS to decide to tender the holder’s Shares or for any other purpose, including whether or not to seek appraisal rights with respect to the Shares.

The financial projections were not prepared with a view toward public disclosure, or with a view toward compliance with published guidelines of the SEC, the guidelines established by the American Institute of Certified Public Accountants for preparation and presentation of financial forecasts, or United States generally accepted accounting principles. Neither IRIS’s independent registered public accounting firm, nor any other independent accountants, have compiled, examined or performed any procedures with respect to the prospective financial information included below, or expressed any opinion or any other form of assurance on such information or its achievability.

The financial projections reflect management’s subjective judgment in many respects and, therefore, are susceptible to multiple interpretations and periodic revisions based on actual experience and business developments. As such, the financial projections constitute forward-looking information and are subject to risks and uncertainties that could cause the actual results to differ materially from the projected results, including, but not limited to: the identification of feasible new product initiatives, management of R&D efforts and the resulting successful development of new products and product platforms; obtaining regulatory approvals for new and enhanced products; acceptance by customers of IRIS’s products; integration of acquired businesses; substantial expansion of international sales; reliance on key suppliers; the potential need for changes in long-term strategy in response to future developments; future advances in diagnostic testing methods and procedures; potential changes in government regulations and healthcare policies, both of which could adversely affect the economics of the diagnostic testing procedures automated by the Company’s products; rapid technological change in the microelectronics and software industries; and competitive factors, including pricing pressures and the introduction by others of new products with similar or better functionality than IRIS’s products; and the other factors described in “Item 1A. Risk Factors” in IRIS’s Annual Report on Form 10-K for the year ended December 31, 2011. The financial projections cannot, therefore, be considered a guaranty of future operating results, and the projections should not be relied upon as such.

The inclusion of the selected financial projections should not be regarded as an indication that IRIS or its representatives then considered, or now considers, such selected financial projections to be material information of IRIS or necessarily predictive of actual future events, and this information should not be relied upon as such. IRIS views the selected financial projections as non-material because of the inherent risks and uncertainties associated with such long-range forecasts. None of IRIS, Danaher, Purchaser, or any of their affiliates or representatives intends to, and each of them disclaims any obligation to, update, revise or correct the projections if any of such projections becomes inaccurate (even in the short term).

The selected financial projections should be evaluated, if at all, in conjunction with the historical financial statements and other information regarding IRIS contained in IRIS’s public filings with the SEC. The selected financial projections do not take into account any circumstances or events occurring after the date they were prepared, including the Transactions. Further, the selected financial projections do not take into account the effect of any failure of the Offer to be consummated and should not be viewed as accurate or continuing in that context. Stockholders are cautioned not to place undue, if any, reliance on the selected financial projections included in this Schedule 14D-9.

Long-Range Plan

The tables below present consolidated selected financial information, and selected financial information by operating division, for the years ending 2012 through 2020 that was included in the Long-Range Plan, a summary of which was provided to IRIS’s Board in July 2012.

Consolidated

($ in millions)	2012E	2013E	2014E	2015E	2016E	2017E	2018E	2019E	2020E
Revenue	$132	$150	$182	$260	$335	$390	$452	$516	$588
Operating income	$8	$7	$14	$50	$84	$109	$133	$156	$181
EBITDA(1)	$18	$18	$26	$63	$99	$126	$151	$176	$203
Net income	$6	$6	$10	$33	$55	$72	$87	$103	$119
Free cash flow(2)	$5	$1	$1	$17	$42	$59	$70	$86	$98

(1)	EBITDA is net income adjusted for depreciation, amortization, net interest income, income tax expense (benefit) and non-cash equity compensation expense. Management uses EBITDA in its review of IRIS’s underlying business and operating performance. Management also uses EBITDA for operational planning and decision-making purposes. EBITDA is a non-GAAP financial measure. Non-GAAP financial measures should not be considered a substitute for any GAAP measure. Additionally, EBITDA as presented may not be comparable to similarly titled measures reported by other companies.
(2)	Free cash flow is cash flow from operations less capital expenditures.

By Operating Division

($ in millions)	2012E	2013E	2014E	2015E	2016E	2017E	2018E	2019E	2020E
Iris Diagnostics Division
Revenue	$115	$128	$149	$176	$203	$235	$272	$311	$358
EBITDA(1)	$27	$29	$33	$42	$54	$70	$84	$98	$113

Iris Sample Processing Division
Revenue	$17	$21	$25	$30	$34	$37	$40	$43	$46
EBITDA(1)	$5	$6	$8	$9	$11	$12	$13	$14	$16

Iris Personalized Medicine Division
Revenue	$0	$1	$8	$54	$99	$118	$139	$162	$183
EBITDA(1)	$(7)	$(10)	$(7)	$20	$42	$53	$63	$73	$84

Corporate Expenses
EBITDA(1)	$(7)	$(7)	$(7)	$(8)	$(8)	$(8)	$(9)	$(10)	$(10)

(1)	EBITDA is net income adjusted for depreciation, amortization, net interest income, income tax expense (benefit) and non-cash equity compensation expense. Management uses EBITDA in its review of IRIS’s underlying business and operating performance. Management also uses EBITDA for operational planning and decision-making purposes. EBITDA is a non-GAAP financial measure. Non-GAAP financial measures should not be considered a substitute for any GAAP measure. Additionally, EBITDA as presented may not be comparable to similarly titled measures reported by other companies.

Base Case Projections

The Long-Range Plan was used by management to prepare the Base Case Projections. Management discussed with the Board and IRIS’s financial advisor certain assumptions made by management in preparing the Long-Range Plan, including with respect to revenues and operating expenses for the Personalized Medicine Division. Management concluded that achieving the financial projections for the Personalized Medicine Division was less certain than achieving the financial projections for IRIS’s other operating divisions for several reasons, including: the Personalized Medicine Division’s products had yet to attain clinical adoption; the availability of reimbursement for the division’s NADiA ProsVue test had not been established with government healthcare programs, managed care providers, private health insurers and other third-party payors, which was necessary for broad market acceptance of the product; the division had not generated any revenues and was not projected to generate meaningful revenues until 2014; and the absence of revenues and any collections history made it difficult to project IRIS’s success in collecting billed amounts. Management also discussed the Iris Diagnostic Division’s July 2012 agreement to distribute a third party’s family of automated Erythrocyte Sedimentation Rate (ESR) analysis systems. The Long-Range Plan assumes that the Iris Diagnostic Division will successfully negotiate an extension of the distribution agreement for the ESR systems beyond its initial term of five years and, therefore, includes financial results for sales of ESR systems through 2020.

Following these discussions, management prepared the Base Case Projections, which reflected the following differences to the Long-Range Plan:

•	a 20% reduction in revenues and a 10% reduction in marketing and selling, general and administrative, and research and development expenses for the Personalized Medicine Division;

•

the assumption that the ESR distribution agreement is not renewed beyond its initial five-year term and, therefore, the Base Case Projections do not include financial results for sales of ESR systems after 2017; and

•

the omission of any adjustment for non-cash equity compensation expense in calculating EBITDA (the Long-Range Plan includes an adjustment for non-cash equity compensation expense in calculating EBITDA).

Since April 2011, the financial projections provided by management to IRIS’s financial advisor for use in connection with its financial analyses consistently applied the 20% reduction in revenues and 10% reduction in marketing and selling, general and administrative, and research and development expenses for the Personalized Medicine Division and included the alternative calculation of EBITDA. The Board reviewed these differences in financial projections with management and IRIS’s financial advisor throughout this period.

The tables below present consolidated selected financial information, and selected financial information by operating division, for the years ending 2012 through 2020 that was included in the Base Case Projections.

Consolidated

($ in millions)	2012E	2013E	2014E	2015E	2016E	2017E	2018E	2019E	2020E
Revenue	$132	$150	$181	$249	$316	$366	$399	$456	$522
Operating income	$9	$9	$15	$43	$72	$94	$99	$118	$139
EBITDA(1)	$15	$15	$22	$51	$80	$103	$110	$129	$151
Net income	$6	$6	$10	$29	$47	$62	$66	$78	$93
Free cash flow(2)	$5	$1	$0	$12	$32	$48	$46	$59	$67

(1)	EBITDA is net income adjusted for depreciation, amortization, net interest income and income tax expense (benefit). Management uses EBITDA in its review of IRIS’s underlying business and operating performance. Management also uses EBITDA for operational planning and decision-making purposes. EBITDA is a non-GAAP financial measure. Non-GAAP financial measures should not be considered a substitute for any GAAP measure. Additionally, EBITDA as presented may not be comparable to similarly titled measures reported by other companies.
(2)	Free cash flow is cash flow from operations less capital expenditures.

By Operating Division

($ in millions)	2012E	2013E	2014E	2015E	2016E	2017E	2018E	2019E	2020E
Iris Diagnostics Division
Revenue	$115	$128	$149	$176	$203	$235	$247	$283	$328
EBITDA(1)	$26	$28	$32	$40	$53	$68	$67	$79	$94

Iris Sample Processing Division
Revenue	$17	$21	$25	$30	$34	$37	$40	$43	$46
EBITDA(1)	$5	$6	$7	$9	$10	$11	$13	$14	$15

Iris Personalized Medicine Division
Revenue	$0	$1	$7	$43	$79	$95	$111	$129	$147
EBITDA(1)	$(7)	$(9)	$(8)	$12	$27	$34	$41	$48	$55

Corporate Expenses
EBITDA(1)	$(9)	$(9)	$(9)	$(10)	$(10)	$(11)	$(11)	$(12)	$(13)

(1)	EBITDA is net income adjusted for depreciation, amortization, net interest income and income tax expense (benefit). Management uses EBITDA in its review of IRIS’s underlying business and operating performance. Management also uses EBITDA for operational planning and decision-making purposes. EBITDA is a non-GAAP financial measure. Non-GAAP financial measures should not be considered a substitute for any GAAP measure. Additionally, EBITDA as presented may not be comparable to similarly titled measures reported by other companies.”

The subsection “Opinion of the Company’s Financial Advisor” of Item 4 of the Schedule 14D-9 is hereby amended by replacing, on page 31, the last sentence of the second paragraph with the following:

“For purposes of the analyses described below, implied multiples for selected companies and selected transactions that were considered not meaningful (i.e., multiples that were negative or above 50.0x) or were not publicly available were not included in overall low to high multiples ranges.”

The subsection “Opinion of the Company’s Financial Advisor” of Item 4 of the Schedule 14D-9 is hereby amended by replacing, on page 33, the last sentence of the subsection “Discounted Cash Flow Analysis” with the following:

“For purposes of this analysis, unlevered free cash flows generally were calculated as the Company’s earnings before interest and taxes less or plus cash taxes, depreciation, amortization, stock-based compensation (treated as a non-cash expense), capital expenditures and changes in net working capital, in each case as attributable to the relevant division or product. Terminal value EBITDA multiples were derived after taking into account historical trading multiples for the selected companies described above under the “Selected Companies Analysis” and certain financial characteristics of the respective division or product. Discount rates were derived after taking into account, in the case of IRIS’s diagnostics (excluding IRIS’s 3GEMS Hematology Analyzer product), sample processing and corporate divisions, a weighted average cost of capital calculation and, in the case of IRIS’s 3GEMS Hematology Analyzer product and personalized medicine division, Citi’s professional judgment regarding venture capital investments in companies generally at a similar stage of development and with similar financial characteristics as such product and division. This resulted in approximate implied per share equity value reference ranges for IRIS’s diagnostics division (excluding IRIS’s 3GEMS Hematology Analyzer product) of $12.76 to $18.32, sample processing division of $4.05 to $5.62, 3GEMS Hematology Analyzer product of $0.72 to $3.21 and personalized medicine division of $1.85 to $6.39. Based on the sum of these ranges less the approximate amount of general and administrative expenses attributable to IRIS’s corporate division of $3.52 to $4.86 per share plus IRIS’s net cash on its balance sheet as of June 30, 2012 on a per share basis, this analysis indicated the following approximate implied per share equity value reference range for IRIS, as compared to the per share cash consideration:”

Item 8.	Additional Information.

The subsection “Litigation” of Item 8 of the Schedule 14D-9 is hereby amended and supplemented by adding the following after the last paragraph of such subsection:

“On October 12, 2012, a putative class action lawsuit captioned Caro v. César M. García et al., Civil Action No. EDCV12-1755, was filed in the United States District Court, Central District of California, Western Division, Los Angeles. The complaint names as defendants the Company, the Company’s Board of Directors, Danaher and Purchaser. The plaintiff alleges that the Board of Directors breached its fiduciary duties to the Company’s stockholders in connection with the Offer and the Merger, and further alleges that Danaher and Purchaser aided and abetted those alleged breaches of fiduciary duty. The complaint also alleges the Company’s Board of Directors violated provisions of the Securities Exchange Act of 1934, including the Williams Act, by omitting material facts from the Schedule 14D-9 Recommendation Statement the Company filed with the Securities and Exchange Commission on September 24, 2012, in connection with the Offer and the Merger. Among other things, the complaint alleges that the Offer and the Merger involve an unfair price and an inadequate sale process and that the Company has failed to make adequate disclosures about the background of the Offer and the Merger and the work performed by Citi as the Company’s financial advisor with respect to the Offer and the Merger. The complaint seeks an order declaring the Schedule 14D-9 to be materially misleading, enjoining the Offer and the Merger, directing defendants to account to plaintiff and the members of the class for all damages caused by them and to account for all profits and any special benefits obtained as a result of their alleged breaches of fiduciary duties, and awarding attorneys’ fees and other costs, in addition to granting other and further equitable relief. The Company and Danaher believe the plaintiff’s allegations lack merit and intend to contest them vigorously.

The parties to the actions captioned Troy v. IRIS International Inc. et al., Scalise v. IRIS International, Inc. et al. and Zbydnowski v. IRIS International, Inc. et al., pending in the Superior Court of the State of California in the County of Los Angeles (the “Actions”), have agreed to resolve all claims asserted in those Actions. As part of the agreement, IRIS agreed to amend the Schedule 14D-9 to include certain supplemental disclosures requested by the plaintiffs. The parties are in the process of documenting their agreement and will submit the settlement for court approval when that documentation is complete.”

The subsection “Antitrust Compliance” of Item 8 of the Schedule 14D-9 is hereby amended and supplemented by adding the following after the last paragraph of such subsection:

“On Tuesday, October 9, 2012, early termination of the waiting period applicable to the Offer and the Merger under the HSR Act was granted. Accordingly, the condition of the Offer relating to the expiration or termination of the HSR Act waiting period has been satisfied.”

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: October 17, 2012	IRIS INTERNATIONAL, INC.

	By:	/s/ César M. García
César M. García
Chairman, President and Chief
Executive Officer